UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-62773

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITC^DeltaCom, Inc. Employee Profit

Sharing and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITC^DeltaCom, Inc.

1791 O.G. Skinner Drive

West Point, Georgia 31833

REQUIRED INFORMATION

Financial Statements and Supplemental Schedule

The following financial statements and supplemental schedule for the ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan are filed herewith:

ITC^DeltaCom, Inc.

Employee Profit Sharing and

401(k) Plan

Financial Statements

Years Ended December 31, 2004 and 2003

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Report of Independent Registered Public Accounting Firm

Plan Administrator and Trustee

    ITC^DeltaCom, Inc. Employee Profit Sharing and

    401(k) Plan

West Point, Georgia

We have audited the accompanying statements of net assets available for benefits of ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP

Atlanta, Georgia

July 8, 2005

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2004	2003
Assets

Investments, at fair market value
Pooled separate accounts	$29,101,949	$18,061,189
Pooled separate account/fixed fund	881,616	822,957
ITC^DeltaCom, Inc. common stock	489,878	1,163,182
Participant loans	1,020,436	682,935

Total investments	31,493,879	20,730,263

Net assets available for benefits	$31,493,879	$20,730,263

See accompanying independent auditors’ report and notes to financial statements.

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

December 31,	2004	2003
Additions

Contributions:
Participant contributions	$4,201,964	$3,103,535
Employer contributions	1,163,752	858,798
Rollover contributions	136,036	351,286

Total contributions	5,501,752	4,313,619

Net (depreciation) appreciation in fair market value of:
Pooled separate accounts	2,613,993	3,518,518
ITC^DeltaCom, Inc. common stock	(784,283)	641,134
Interest (Fixed Account)	23,321	14,579
Interest income from participant loans	60,699	41,684
Other income	4,676	7,048

Total investment income	1,918,406	4,222,963

Total additions	7,420,158	8,536,582

Deductions

Benefits paid to participants	6,502,866	2,295,251
Administrative fees	75,572	29,248

Total deductions	6,578,438	2,324,499

Net increase	841,720	6,212,083

Net assets available for benefits, beginning of year	20,730,263	14,518,180
Transfer of assets from other plan (see Note 1)	9,921,896	—

Net assets available for benefits, end of year	$31,493,879	$20,730,263

See accompanying independent auditors’ report and notes to financial statements.

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

1. Description of Plan

The following description of the ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

a.      General - The Plan is a defined contribution plan covering all employees of ITC^DeltaCom, Inc. (the “Company”), who are age twenty-one or older and have completed 500 hours or six months of service, as defined in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

As the result of an acquisition by ITC^DeltaCom, Inc., during 2004 the assets of Business Telecom, Inc. (BTI) 401(k) Plan were transferred into the ITC^DeltaCom, Inc. Profit Sharing and 401(k) Plan. The BTI Board of Directors adopted the ITC^DeltaCom, Inc. Profit Sharing and 401(k) Plan and authorized the merger of the BTI 401(k) Plan, effective December 31, 2003 and completed by February 16, 2004.

b.      Contributions – Participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers sixty-six pooled separate accounts, one fixed fund account and ITC^DeltaCom, Inc. common stock as investment options for participants. The Company, at its discretion, may make matching contributions. For the Plan years ended December 31, 2004 and 2003, the Company matched 50 percent of the first 4 percent of base compensation that a participant contributed to the Plan. The Company may also make additional discretionary profit-sharing contributions, as determined by the Company’s Board of Directors each year. A participant must be an active employee on the last day of the plan year and have completed 1,000 hours of service during the plan year to receive a discretionary profit-sharing contribution. For the years ended December 31, 2004 and 2003, no such profit-sharing contribution was made. Contributions are subject to certain limitations.

c.      Participant Accounts - Each participant’s account is credited with the participant’s contributions, any Company discretionary matching or profit-sharing contributions, and an allocation of Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on the participant’s account

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

d.      Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. A participant is 100 percent vested after five years of credited service. Participants vest over a five year period beginning with 40 percent in year two and twenty percent each year thereafter. BTI employees became 100 percent vested in their BTI participant accounts effective of the date of the merger.

e.      Participant Loans - Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 6.25 percent to 11.50 percent, which are commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

f.       Payment of Benefits - On termination of service due to death, disability, retirement or separation from service, a participant may elect to receive their benefits as either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or in the form of installments. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

g.      Forfeitures - Forfeitures by non-vested participants are used to reduce future Company contributions. Forfeitures were not material to the 2004 and 2003 financial statements.

h.      Administrative Expenses - In general, the majority of the administrative expenses are paid by the Company. Administrative expenses paid by the Plan are related to the investment of Plan assets.

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value based on the quoted market prices of the underlying mutual funds in the pooled separate accounts and fixed fund. Investments in the Company’s common stock are stated at fair market value, based on the quoted market price. Participant loans are valued at cost which approximates fair market value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Investments	The fair market value of individual investments that represent 5 percent or more of the Plan’s net assets are as follows:

December 31,	2004	2003
Nationwide Life Insurance Company
Pooled Separate Accounts:
Gartmore Money Market Fund	$2,486,276	$	*
Dreyfus S&P 500 Index Fund	2,209,727		2,059,593
Fidelity Magellan Fund	2,327,681		1,907,704
Fidelity Puritan Fund	*		1,468,504
Janus Twenty Fund	*		1,152,101
Janus Worldwide Fund	*		1,545,508
American Century Ultra Fund	*		1,424,339
Oppenheimer Global Fund	*		1,146,923
ITC^DeltaCom, Inc. Common Stock	*		1,163,182
* Less than 5%

ITC^DeltaCom, Inc.

Employee Profit Sharing and 401(k) Plan

Notes to Financial Statements

4. Related Party Transactions

Certain Plan investments are shares of pooled separate accounts managed by Nationwide Life Insurance Company. Nationwide Life Insurance Company is the custodian as defined by the Plan and therefore, these transactions qualify as party-in-interest.

The Plan offers ITC^DeltaCom, Inc. common stock as an investment option to participants. ITC^DeltaCom, Inc. is the plan sponsor as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their employer contributions.

6. Tax Status	The Internal Revenue Service has determined and informed the Company by a letter dated February 18, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

SUPPLEMENTAL SCHEDULE

Employer Identification Number: 58-2301135

Plan Number: 001

Form: 5500

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	American Century Small Co. Fund – Pooled Separate Account	a	$125,523
*	Nationwide Life Insurance Company	VK UIF US Real Estate Fund– Pooled Separate Account	a	781,298
*	Nationwide Life Insurance Company	AXP High Yield Bond Fund – Pooled Separate Account	a	658,254
*	Nationwide Life Insurance Company	EuroPacific Growth Fund – Pooled Separate Account	a	127,503
*	Nationwide Life Insurance Company	AIM Opportunities Fund – Pooled Separate Account	a	46,977
*	Nationwide Life Insurance Company	Growth Fund of America – Pooled Separate Account	a	128,390
*	Nationwide Life Insurance Company	AXP Part Value Fund – Pooled Separate Account	a	19,432
*	Nationwide Life Insurance Company	BlkRk International Bond Portfolio – Pooled Separate Account	a	46,722
*	Nationwide Life Insurance Company	BOA-Indexed Fixed Fund – Pooled Separate Account	a	881,616
*	Nationwide Life Insurance Company	Calvert Income Fund – Pooled Separate Account	a	54,931
*	Nationwide Life Insurance Company	Gartmore InvDes Aggr Fund – Pooled Separate Account	a	134,589
*	Nationwide Life Insurance Company	Gartmore InvDes Cons. Fund – Pooled Separate Account	a	113,557
*	Nationwide Life Insurance Company	Gartmore InvDes ModAggr Fund – Pooled Separate Account	a	341,360
*	Nationwide Life Insurance Company	Gartmore InvDes ModCons Fund – Pooled Separate Account	a	174,648
*	Nationwide Life Insurance Company	Gartmore InvDes Mod Fund – Pooled Separate Account	a	134,227
*	Nationwide Life Insurance Company	Davis NY Venture Fund – Pooled Separate Account	a	85,813
*	Nationwide Life Insurance Company	Dreyfus Premium Core Value Fund – Pooled Separate Account	a	205,074
*	Nationwide Life Insurance Company	Dreyfus S&P 500 Index Fund – Pooled Separate Account	a	2,209,727
*	Nationwide Life Insurance Company	Fidelity Asset Manager – Pooled Separate Account	a	252,605
*	Nationwide Life Insurance Company	Fed Bond Fund – Pooled Separate Account	a	42,689
*	Nationwide Life Insurance Company	Fidelity VIP Equity Income – Pooled Separate Account	a	940,709
*	Nationwide Life Insurance Company	Fidelity Magellan Fund – Pooled Separate Account	a	2,327,681

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	Fidelity Puritan Fund – Pooled Separate Account	a	1,492,093
*	Nationwide Life Insurance Company	Fidelity Adv Strategic Income Fund – Pooled Separate Account	a	735,190
*	Nationwide Life Insurance Company	Gartmore Money Market Fund – Pooled Separate Account	a	2,486,276
*	Nationwide Life Insurance Company	Janus Fund – Pooled Separate Account	a	816,741
*	Nationwide Life Insurance Company	JPM MidCap Value – Pooled Separate Account	a	97,557
*	Nationwide Life Insurance Company	Janus Twenty Fund – Pooled Separate Account	a	1,157,581
*	Nationwide Life Insurance Company	Janus Worldwide Fund – Pooled Separate Account	a	1,497,629
*	Nationwide Life Insurance Company	Lord Abbett All Value Fund – Pooled Separate Account	a	90,516
*	Nationwide Life Insurance Company	Lord Abbett MidCap Value – Pooled Separate Account	a	280,505
*	Nationwide Life Insurance Company	MFS International New Disc Fund – Pooled Separate Account	a	896,490
*	Nationwide Life Insurance Company	MFS MidCap Growth Fund – Pooled Separate Account	a	17,653
*	Nationwide Life Insurance Company	NeuBer Guardian Fund – Pooled Separate Account	a	448,822
*	Nationwide Life Insurance Company	NeuBer Genesis Fund – Pooled Separate Account	a	988,067
*	Nationwide Life Insurance Company	Gartmore Nationwide Fund – Pooled Separate Account	a	62,258
*	Nationwide Life Insurance Company	NeuBer Partners Fund – Pooled Separate Account	a	380,885
*	Nationwide Life Insurance Company	Oppenheimer Core Bond Fund – Pooled Separate Account	a	546,147
*	Nationwide Life Insurance Company	Oppenheimer Cap App Fund – Pooled Separate Account	a	200,413
*	Nationwide Life Insurance Company	PIMCO Total Return Fund – Pooled Separate Account	a	529,778
*	Nationwide Life Insurance Company	Oppenheimer Developed Markets Fund – Pooled Separate Account	a	344,502
*	Nationwide Life Insurance Company	Oppenheimer Discovery Fund – Pooled Separate Account	a	18,808
*	Nationwide Life Insurance Company	Oppenheimer Global Fund – Pooled Separate Account	a	1,154,123
*	Nationwide Life Insurance Company	Pioneer High Yield Fund – Pooled Separate Account	a	109,110
*	Nationwide Life Insurance Company	Oppenheimer Strategy Income Fund – Pooled Separate Account	a	373,274
*	Nationwide Life Insurance Company	Rydex Ser Basic Mat Fund – Pooled Separate Account	a	65,679

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Nationwide Life Insurance Company	Rydex Ser Retailing Fund – Pooled Separate Account	a	1,056
*	Nationwide Life Insurance Company	Rydex Ser Fin. Services Fund – Pooled Separate Account	a	2,787
*	Nationwide Life Insurance Company	Rydex Ser Healthcare Fund – Pooled Separate Account	a	257,419
*	Nationwide Life Insurance Company	Rydex Ser leisure Fund – Pooled Separate Account	a	971,110
*	Nationwide Life Insurance Company	Rydex Ser Medius Fund – Pooled Separate Account	a	19,413
*	Nationwide Life Insurance Company	Rydex Ser Mekros Fund – Pooled Separate Account	a	79,813
*	Nationwide Life Insurance Company	Rydex Ser Technology Fund – Pooled Separate Account	a	304,687
*	Nationwide Life Insurance Company	STI Classic Balanced Fund – Pooled Separate Account	a	182

*	Nationwide Life Insurance Company	GVIT Small Company – Pooled Separate Account	a	591,053
*	Nationwide Life Insurance Company	Franklin Balance Sheet Inv Fund – Pooled Separate Account	a	272,443
*	Nationwide Life Insurance Company	American Century Ultra – Pooled Separate Account	a	1,426,387
*	Nationwide Life Insurance Company	Temp Foreign Fund – Pooled Separate Account	a	437,285
*	Nationwide Life Insurance Company	T. Rowe Price International Stock Fund – Pooled Separate Account	a	21,835
*	Nationwide Life Insurance Company	Frank MSF Mutual Shares Bea Fund – Pooled Separate Account	a	35,247
*	Nationwide Life Insurance Company	Frank MSF Mutual Shares Fund – Pooled Separate Account	a	97,802
*	Nationwide Life Insurance Company	Frank Small Mid Cap Growth Fund – Pooled Separate Account	a	238,586
*	Nationwide Life Insurance Company	American Century Short Term Gov’t. – Pooled Separate Account	a	70,686
*	Nationwide Life Insurance Company	VanKamp Comstock Fund – Pooled Separate Account	a	175,304
*	Nationwide Life Insurance Company	AIM Dynamics Fund – Pooled Separate Account	a	284,681
*	Nationwide Life Insurance Company	AIM Small Company Growth Fund – Pooled Separate Account	a	56,918
*	Nationwide Life Insurance Company	Cr Suisse Fixed Income – Pooled Separate Account	a	15,449

	Total pooled separate accounts			29,983,565

*	Participant Loans	205 loans with interest rates ranging from 6.25% to 11.50%	—	1,020,436
*	ITC^DeltaCom, Inc.	212,483 shares, Common stock	a	489,878

	Total investments:			$31,493,879

*Party-in-interest

a - The cost of participant-directed investments is not required to be disclosed.

Exhibits

The following exhibit is attached to this Annual Report on Form 11-K:

Exhibit Number	Description of Exhibit
23	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan

	By:	ITC^DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan Administrative Committee (Plan Administrator)

Date: July 14, 2005	By:	/s/ J. Thomas Mullis
J. Thomas Mullis
Authorized Signatory

Exhibit Index

Exhibit Number	Description of Exhibit
23	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm